UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) nº 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Company”), in compliance with the provisions of CVM Resolution No. 44, of August 23, 2021, and CVM Resolution No. 78 of March 29, 2022, informs its shareholders and the market in general that its Board of Directors, at a meeting held on this date, resolved to submit for consideration by its shareholders, at the Extraordinary General Meeting to be held on June 30, 2026, the merger by the Company of Esfera Fidelidade S.A. (“Esfera”), its wholly-owned subsidiary, with the transfer of all of Esfera’s net equity to the Company (“Merger of Esfera”), pursuant to the “Protocol and Justification for the Merger of Esfera Fidelidade S.A. into Banco Santander (Brasil) S.A.”

The information and documents related to the call notice for the Extraordinary General Meeting, including the respective Management Proposal and the Protocol and Justification for the Merger of Esfera, were disclosed to shareholders on this date.

In compliance with Article 3 of CVM Resolution No. 78, the Company describes below the main terms and conditions of the transaction:

(i)         Information from Exhibit A of CVM Resolution No. 78 on the Merger of Esfera

1. Identification of the companies involved in the operation and a brief description of the activities they perform

1.1. Company Identification:

Banco Santander (Brasil) S.A. is a publicly-held company registered as a category “A” company with the CVM (Brazilian Securities and Exchange Commission) under number 20532, with its head office in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição, Zip Code 04543-011, registered with the CNPJ under number 90.400.888/0001-42, with its articles of association filed with São Paulo State Board of Trade under NIRE 35.300.332.067.

The Company's corporate purpose is to carry out active, passive and accessory operations inherent to its authorized Portfolios (Commercial, Investment, Credit, Financing and Investment, Real Estate Credit and Leasing), as well as Exchange and Securities Portfolio Management operations, in addition to any other operations that may be permitted to companies of this type, in accordance with legal and regulatory provisions, and may participate in the capital of other companies, as a partner or shareholder.

[Free English Translation]

1.2. Esfera Identification:

Esfera Fidelidade S.A., a privately held corporation, with its head office in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 - CJ 211, Bloco A, Cond. Wtorre JK - Vila Nova Conceição, Zip Code 04543-011, registered with the CNPJ under No. 31.595.265/0001-03, with its articles of incorporation filed with the São Paulo State Board of Trade under NIRE 35.300.522.168.

Esfera’s main activity is the development and management of customer loyalty programs.

2. Description and purpose of the operation

The transaction is part of the process of optimizing the operational structure of the Santander Group in Brazil and consolidating the business related to the provision of certain ancillary services to the Company’s activities, considering that such company has the technological capacity, personnel and resources necessary to conduct the business on a consolidated basis.

3.1. Main benefits, costs and risks of the operation

As indicated in item 2 above, the transaction will bring administrative, economic and financial benefits to the parties, particularly through the integration of administrative, operational and technological processes, promoting gains in scale and efficiency in the management of resources and activities. The unified management model will enable better capital allocation and standardization of operational practices, reinforcing the efficiency of corporate structures.

It is estimated that the total costs and expenses for the implementation and completion of the Merger of Esfera will be concentrated in fees for auditors and other professionals hired by the Company, as well as costs related to the preparation, publication and filing of corporate documents, which, together, should not exceed approximately R$150,000.00 (one hundred and fifty thousand reais).

Considering that the Company holds 100% (one hundred percent) of Esfera’s share capital, the parties understand that the Merger of Esfera does not increase the risk exposure of the parties and does not impact the risk of the Company’s shareholders, investors or interested third parties.

4. Share exchange ratio

Considering that the shares issued by Esfera are wholly owned by the Company, the Merger of Esfera will result in the mere replacement of the investment previously held by the Company in Esfera with the net book value of Esfera’s equity to be merged into the Company.

The transaction will not result in a capital increase for the Company and/or the issuance of new shares by the Company. There will be no change in the Company’s shareholding structure as a result of the Merger of Esfera.

[Free English Translation]

Therefore, there is no need to discuss any exchange ratio between shares issued by Esfera and shares issued by the Company. Upon completion of the Merger of Esfera, Esfera will be dissolved and succeeded by the Company in all its rights, assets and obligations.

5. Share Exchange ratio criteria

As per item 4 above, the Merger of Esfera will be carried out without any share exchange ratio.

6. Main assets and liabilities that will form each portion of the equity, in the event of a spin-off

Not applicable.

7. Whether the transaction has been or will be submitted for approval by Brazilian or foreign authorities

The implementation of the Merger of Esfera will not be subject to approval by any other governmental authority, whether in Brazil or abroad.

8. In transactions involving controlling companies, subsidiaries or companies under common control, the share exchange ratio calculated in accordance with art. 264 of Law No. 6,404 of 1976

Considering that Esfera is a wholly-owned subsidiary of the Company, the calculation of the share exchange ratio, as provided for in Article 264 of Law No. 6,404/76, is not applicable.

9. Applicability of the right of withdrawal and refund amount

Given that the Company is the sole shareholder of Esfera, the provisions relating to withdrawal rights, pursuant to Article 137 of Law No. 6,404/76, are not applicable to this transaction.

10. Other relevant information

The documents related to the Merger of Esfera are available to shareholders at the Company’s headquarters and are published on the Company’s Investor Relations website at www.ri.santander.com.br, on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and on the website of B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br).

São Paulo, May 28, 2026.

Carlos Ignacio Muñiz Gonzalez Blanch

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 28, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer